082-04575

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPI ∟

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

07026481

Cologno Monzese, 31 August 2007

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of August.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

✗ Emanuela Bianchi
(Corporate Affaires)

Barbara Colli

PROCESSED

SEP 21 2007

THOMSON
FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it



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